Exhibit 13.3

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

September 30, 2011

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

The unaudited interim consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) for the three and nine months ended September 30, 2011 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), as defined by Part V of the Canadian Institute of Chartered Accountants Handbook, which, in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated interim financial statements for the three and nine months ended September 30, 2011 are described below and should be read in conjunction with TCPL’s audited consolidated financial statements for the year ended December 31, 2010, and TCPL’s U.S. GAAP reconciliation for the year ended December 31, 2010 and TCPL’s unaudited consolidated interim financial statements for the three and nine months ended September 30, 2011 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2011	2010	2011	2010
Net Income in Accordance with Canadian GAAP	409	410	1,229	1,045
U.S. GAAP adjustments:
Unrealized loss/(gain) on natural gas inventory held in storage(1)	1	1	-	20
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	-	-	-	(6)
Tax recovery due to a change in tax legislation not fully enacted(2)	1	1	(2)	(2)
Net Income in Accordance with U.S. GAAP	411	412	1,227	1,057
Less: net income attributable to non-controlling interests	(26)	(23)	(79)	(65)
Net Income Attributable to Controlling Interests	385	389	1,148	992
Less: preferred share dividends	(6)	(6)	(17)	(17)
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	379	383	1,131	975

Other Comprehensive Income/(Loss) in Accordance with Canadian GAAP	155	(117)	69	(183)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(3)	2	1	7	3
Change in equity investment funded status of postretirement plan liability	3	-	8	3
Other Comprehensive Income/(Loss) in Accordance with U.S. GAAP	160	(116)	84	(177)
Less: other comprehensive (income)/loss attributable to non-controlling interests	-	(7)	(8)	(4)
Other Comprehensive Income/(Loss) Attributable to Controlling Interests in Accordance with U.S. GAAP	160	(123)	76	(181)

Comprehensive Income Attributable to Controlling Interests in Accordance with U.S. GAAP	545	266	1,224	811

Condensed Balance Sheet in Accordance with U.S. GAAP

(unaudited) (millions of Canadian dollars)	September 30, 2011	December 31, 2010
Current assets(1)(4)	3,726	4,071
Long-term investments(4)	5,139	4,775
Plant, property and equipment(4)	32,108	30,987
Goodwill(4)	3,611	3,457
Regulatory assets(3)(4)	1,586	1,699
Intangibles and other assets (3)(4)(5)	1,328	1,512
	47,498	46,501

Current liabilities(2)(4)	5,312	5,314
Due to TransCanada Corporation	2,796	2,703
Deferred amounts(3)(4)	741	728
Regulatory liabilities(4)	286	308
Deferred income taxes(1)(3)(4)	3,377	3,197
Long-term debt and junior subordinated notes(4)(5)	18,156	18,115
	30,668	30,365
Equity:
Common shares	11,636	11,636
Preferred shares	389	389
Contributed surplus	393	359
Retained earnings(1)(2)	4,472	4,227
Accumulated other comprehensive (loss)/income(3)(6)	(1,167)	(1,243)
Non-controlling interests	1,107	768
	16,830	16,136
	47,498	46,501

(1)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(2)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(3)
Represents the amortization of net loss and prior service cost amounts recorded in Accumulated Other Comprehensive (Loss)/Income (AOCI) for the Company’s defined benefit pension and other postretirement plans that have been previously recorded under U.S. GAAP.

(4)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis of accounting whereby the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s Canadian GAAP audited consolidated financial statements for the year ended December 31, 2010.

As a consequence of using equity accounting for certain of these joint ventures under U.S. GAAP, the Company is required to reflect an additional liability of $104 million at September 30, 2011 (December 31, 2010 - $150 million) for certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

U.S. GAAP requires the disclosure of the difference, if any, between the carrying value of the investment and the investor’s underlying equity in the net assets of the investee on an ongoing basis, rather than only at the date of purchase as required under Canadian GAAP.  At September 30, 2011, the difference between the carrying value of the investment and the underlying equity in the net assets of Northern Border Pipeline Company and Bruce Power is US$120 million (December 31, 2010 - US$121 million) and $883 million (December 31, 2010 - $783 million), respectively.  This difference is primarily due to goodwill of Northern Border and the fair value assessment of assets at the time of acquisition of Bruce Power.

(5)	In accordance with U.S. GAAP, debt issue costs are recorded as an asset rather than being included in Long-term debt as required by Canadian GAAP.

(6)
At September 30, 2011, AOCI in accordance with U.S. GAAP is $351 million (December 31, 2010 - $366 million) higher than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Hedging Instruments and Activities

U.S. GAAP disclosures regarding derivatives are intended to provide additional information about the effect derivatives and hedging activities have on an entity’s financial position, financial performance and cash flows.  Much of the disclosure is provided in the Company’s unaudited consolidated interim financial statements at September 30, 2011 and audited consolidated annual financial statements at December 31, 2010 prepared under Canadian GAAP.  Additional required information is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

	Cash Flow Hedges								Net Investment Hedges
Three months ended September 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of Canadian dollars, pre-tax)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Change in (losses)/gains on derivative instruments recognized in Other Comprehensive Income (effective portion)	(24)	6	(14)	(43)	13	(7)	(1)	(45)	(291)	66
Reclassification of gains/(losses) on derivative instruments from AOCI to earnings (effective portion)	22	14	27	2	-	-	11	7	-	-
Gains/(losses) on derivative instruments recognized in earnings (ineffective portion and amount excluded from effectiveness testing)	-	-	1	-	-	-	-	-	-	-

	Cash Flow Hedges								Net Investment Hedges
Nine months ended September 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of Canadian dollars, pre-tax)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Change in (losses)/gains on derivative instruments recognized in Other Comprehensive Income (effective portion)	(123)	(85)	(39)	(84)	6	16	(1)	(140)	(192)	38
Reclassification of gains/(losses) on derivative instruments from AOCI to earnings (effective portion)	43	(8)	80	14	-	-	33	28	-	-
(Losses)/gains on derivative instruments recognized in earnings (ineffective portion and amount excluded from effectiveness testing)	-	(1)	-	-	-	-	-	-	-	-

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at September 30, 2011, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position was $77 million, for which the Company has provided collateral of $6 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on September 30, 2011, the Company would have been required to provide additional collateral of $71 million to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet its contingent obligations should they arise.

Income Taxes

At September 30, 2011, the total unrecognized tax benefit of uncertain tax positions is approximately $45 million (December 31, 2010 - $58 million). TCPL recognizes interest and penalties related to income tax uncertainties in income tax expense.  Net tax expense for the nine months ended September 30, 2011 reflects a reversal of $13 million of interest expense and nil for penalties (September 30, 2010 - $2 million of interest expense and nil for penalties). At September 30, 2011, the Company had $6 million accrued for interest expense and nil accrued for penalties (December 31, 2010 - $19 million accrued for interest expense and nil accrued for penalties).

TCPL expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $18 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Future Accounting Changes

In October 2011, the Financial Accounting Standards Board issued a deferral of the requirement to provide further disclosure of items reclassified from other comprehensive income to net income.  The other requirements of the new guidance on “Comprehensive Income” are still effective for interim and annual periods beginning after December 15, 2011.  However, these requirements are not expected to impact the Company.

In September 2011, the Financial Accounting Standards Board issued new guidance on “Intangibles – Goodwill and Other” which simplifies how entities test goodwill for impairment, by permitting an entity to first assess qualitative factors affecting the fair value of a reporting unit in comparison to the carrying amount, as a basis for determining whether it is required to proceed to the two-step goodwill impairment test.  This guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The Company is in the process of assessing the impact of the new guidance on the financial statements.